Contact

www.linkedin.com/in/jonathan-blum-65238020 (LinkedIn)

Top Skills

Private Equity
Investment Banking
Venture Capital

Jonathan Blum

Connyct Inc. / Capital Markets Advisory
New York, New York, United States

Experience

Connyct Inc.
President and CFO
September 2024 - Present (6 months)

Capital Markets Advisory
Partner
January 2022 - September 2024 (2 years 9 months)

Exchange Listing, LLC
Business Partner
May 2020 - December 2021 (1 year 8 months)

Dawson James Securities
Senior Managing Director
January 2010 - March 2012 (2 years 3 months)

Education

Harvard Business School
Master of Business Administration (MBA), Finance, General · (1980 - 1982)

Boston University
Bachelor of Science (BS), Finance